SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In January 2016:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			32,520,980		0.2069	0.2069

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price R$	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	20	13,761	0.00000	0.00
			Total Conversion ADRs (Out)		13,761		0.00
Shares	Common	Direct with the Company	Exerc Options	04	107,200	4.05596	434,798.91
Shares	Common	Direct with the Company	Exerc Options	04	124,550	4.35376	542,260.81
Shares	Common	Direct with the Company	Exerc Options	04	155,620	8.72400	1,357,628.88
Shares	Common	Direct with the Company	Exerc Options	11	46,000	3.99096	183,584.16
Shares	Common	Direct with the Company	Exerc Options	11	30,125	9.35960	281,957.95
Shares	Common	Direct with the Company	Deferred Shares	15	34,288	1.36835	46,917.95
Shares	Common	Direct with the Company	Exerc Options	22	45,450	3.99096	181,389.13
Shares	Common	Direct with the Company	Exerc Options	22	122,000	9.35960	1,141,871.20
Shares	Common	Direct with the Company	Exerc Options	26	34,700	2.16648	75,176.86
Shares	Common	Direct with the Company	Exerc Options	27	46,000	3.99096	183,584.16
Shares	Common	Direct with the Company	Exerc Options	27	44,675	3.91720	175,000.91
Shares	Common	Direct with the Company	Exerc Options	27	28,615	8.72400	249,637.26
Shares	Common	Direct with the Company	Exerc Options	28	65,200	4.05596	264,448.59
Shares	Common	Direct with the Company	Exerc Options	28	66,920	8.72400	583,810.08
Shares	Common	Direct with the Company	Exerc Options	28	30,125	9.35960	281,957.95
Shares	Common	Direct with the Company	Exerc Options	29	38,175	1.96284	74,931.42
Shares	Common	Direct with the Company	Exerc Options	29	50,175	2.16648	108,703.13
Shares	Common	Direct with the Company	Exerc Options	29	36,150	9.35960	338,349.54
			Total Sell		1,105,968		6,506,008.89
Shares	Common	Direct with the Company	Plan of Shares Acquisition	04	135,661	17.21	2,334,725.81
Shares	Common	Direct with the Company	Plan of Shares Acquisition	22	54,794	16.85	923,278.90
Shares	Common	Direct with the Company	Plan of Shares Acquisition	26	4,465	16.84	75,190.60
Shares	Common	Direct with the Company	Plan of Shares Acquisition	27	34,133	17.82	608,250.06
Shares	Common	Direct with the Company	Plan of Shares Acquisition	28	26,702	17.89	477,698.78
Shares	Common	Direct with the Company	Plan of Shares Acquisition	29	27,975	18.66	522,013.50
			Total Buy		283,730		4,941,157.65

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			31,684,981		0.2016	0.2016

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In January 2016:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price (USD)	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	20	13,761	0.00000	0.00
			Total Conversion ADRs (In)		13,761		0.00
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	20	45,489	4.03	183,319.50
			Total Buy		45,489		183,319.50

ADR (*)	Common	Direct with the Company	Exerc Options	20	59,250	3.094	183,319.50
			Total Sell		59,250		183,319.50

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

1.       When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

2.       Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

3.       Quantity multiplied by price.

(*) Each ADR is equivalent to 1 (one) share.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer